FWP - AMEX OPENING INTERVIEW

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc. at www.zionoil.com.

The interview by Melanie Jacobus with Eugene A. Soltero and Richard Rinberg, the transcript of which is set forth below, was first webcast on January 4, 2007 on the News and Events page on the website of the American Stock Exchange (Amex) in connection with the start of trading of Zion Oil and Gas, Inc.'s common shares on the Amex.

The Amex News and Events site is a broadcast news platform of the American Stock Exchange covering Exchange events, including new listings on the exchange. The Amex is unaffiliated with Zion Oil & Gas, Inc., other than to the extent that Zion's common stock is listed for trading on the Amex, and Zion Oil & Gas has made no payment other than the payment by Zion of the standard Amex listing fees and given no consideration to the Amex in connection with the webcast of the interview below or any other matter published by the Amex concerning Zion Oil & Gas, Inc.

Reporter: Hello, I'm Melanie Jacobus at the American Stock Exchange. Joining me is Gene Soltero, CEO and Richard Rinberg, President of Zion Oil and Gas. The opening bell was rung in honor of Zion's January third listing. Thank you both for joining me. It is a pleasure to have you guys here. So tell me, what does this listing mean to you and to Zion Oil and Gas?

Gene: It gives us the opportunity to access capital markets that have been closed to us as a private company. So we're really excited about the opportunity to have people invest in Zion through the exchange or through offerings that we do that will be listed on the exchange.

Reporter: Thank you. Richard, can you tell me a little bit more about Zion Oil and Gas, and specifically how you differ from the competition?

Richard: The story starts over 20 years ago with our founder and chairman, John Brown, starting on a spiritual journey and looking at the bible, which indicates that there is oil and gas in Israel. He made a number of trips to Israel to try and see how he could be the person to realize the dream of finding oil and gas in Israel and on his many trips to Israel he began to put together a seriously professional team of people who come at this from a scientific point of view. The wonderful part of his journey is that his original spiritual beliefs have been confirmed by the science.

Reporter: So, does his dream continue to be the mission of Zion?

Richard: Very much so. The mission of Zion is to find the oil and gas that is in Israel and to start recovering it. And we have drilled our first well, the Ma'anit #1. And just to give you an idea of how virgin the territory is, if you draw a line from the Port of Ashdod to Jerusalem and you look North of that line, there have been very, very few wells drilled to sufficient depth. So, to give you an example, out of 470 wells drilled in Israel since the beginning of the State, 1948, there have only been eight wells that have gone down deep enough. And, if this area had been in Texas, there would be thousands of wells. So this really is something that's very, very new.

Reporter: And is the newness and all the room for exploration part of the reason why now is a good time for an investor to look into Zion Oil and Gas?

Gene: Yes, we're at the front end of exploration. It's very difficult for a small investor to get in on the ground floor of an oil and gas opportunity that has tremendous potential and, by being on the American Stock Exchange and being available to the public, we give the small investor a very good opportunity.

Reporter: Great. So that's where we are now. In five years, where do you see Zion Oil and Gas?

Gene: Five years from now, we will have a very comprehensive exploration program that we'll be in the middle of. There's so much work to be done that some time between now and the end of five years we hope to be able to be producing commercially. But we don't know if that's going to happen. But what we do know is going to happen is that we have a number of prospects that need to be drilled so we will be continuing to add to the technology and to the knowledge base and expanding our capabilities in that area.

Reporter: Congratulations on your listing and thank you both for joining me. I've been speaking with Gene Soltero, CEO and Richard Rinberg, President of Zion Oil and Gas, now trading at the American Stock Exchange under the symbol ZN. I'm Melanie Jacobus, thanks for joining me.